[JONES, JENSEN & COMPANY LLC LETTERHEAD]

                                August 15, 1998

The American Energy Group, Ltd. and Subsidiaries
P.O. Box 489
Simonton, Texas 77476

Attention Bradley J. Simmons, President

This letter is to explain our understanding of the arrangements for the services we are to perform for The American Energy Group, Ltd. and Subsidiaries for the year ending June 30, 1998. We ask that you either confirm or amend this understanding.

We will perform an audit of The American Energy Group, Ltd. and Subsidiaries financial statements as of and for the year ended June 30, 1998. We understand that the financial statements will be prepared in accordance with generally accepted accounting principles.

We will conduct the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement whether caused by error, fraudulent financial reporting, or misappropriation of assets. Accordingly, a material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets, may remain undetected. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit will provide a reasonable basis for our report.

An audit also includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions. However, we will communicate to you any reportable conditions that become known to us during the course of the audit.

On January 1, 2000, information technology experts believe that many application systems may fail as a result of erroneous calculations and data integrity problems. The effects of this issue will vary from system to system and may adversely affect an entity's operations as well as its ability to prepare financial statements.

An audit of the financial statements made in accordance with generally accepted auditing standards is not designed to determine whether your information systems are Year 2000 compliant. Furthermore, we remind you that we have no responsibility in regards to The American Energy Group, Ltd. and Subsidiaries' efforts to make your information systems Year 2000 compliant nor to provide you with assurance on whether the Company has addressed or will be able to address all of the affected systems on a timely basis. The responsibilities necessary is conform the Company's information systems to be Year 2000 compliant are those of the Company's management. However, we may choose to communicate to management of the Company Year 2000 issue matters that come to our attention during the course of our engagement.

If circumstances arise relating to the conditions of your records, the availability of sufficient, competent evidential matter, or indications of a significant risk of material misstatement of the financial statements because of error, fraudulent financial reporting, or misappropriation of assets which in our professional judgment prevents us from completing the audit, we retain the unilateral right to take any course of action permitted by professional standards, including withdrawal from the engagement.

As you know, management is responsible for (1) the preparation of The American Energy Group, Ltd. and Subsidiaries's financial statements. (2) establishing and maintaining effective internal control over financial reporting and safeguarding assets, (3) properly recording transactions in the records (4) identifying and ensuring that The American Energy Group, Ltd. and Subsidiaries complies with the laws and regulations applicable to its activities and (5) making all financial records and related information available to us. At the conclusion of our audit, we will request certain written representations from management about the financial statements and matters related thereto.

During the course of our engagement, we may accumulate records containing data which should be reflected in your books and records. You will determine that all such data, if necessary, will be so reflected. Accordingly, you will not expect us to maintain copies of such records in our possession.

Our fees are based upon the time required by the individuals assigned to the engagement, plus direct expenses. Interim billings will be submitted as work progresses and as expenses are incurred. Billings are due upon submission. Work may be suspended if your account becomes 15 days or more overdue and will not be resumed until your account is paid in full. We also request that a retainer or $100,000 be paid prior to commencing the audit.

In the event we are requested or authorized by The American Energy Group, Ltd. and Subsidiaries or are required by government regulation, subpoena, or other legal process to produce our documents or our personnel as witnesses with respect to our engagements for The American Energy Group, Ltd. and Subsidiaries, The American Energy Group, Ltd. and Subsidiaries will, so long as we are not a party to the proceeding in which the information is sought, reimburse us for our professional time and expenses, as well as the fees and expenses of our counsel, incurred in responding to such requests.

Our professional standards require that we perform certain additional procedures whenever our reports are included, or we are named as, accountants, auditors, or "experts'' in a document used in a public or private offering of equity or debt securities. Accordingly, you agree that you will not include our reports, or otherwise make reference to us, in any public or private securities offering without first obtaining our consent. Any request to consent is a matter for which separate arrangements will be necessary. After obtaining our consent, you also agree to provide us with printer's proofs or masters of such offering documents for our review and approval before printing, and with a copy of the final reproduced material for our approval before it is distributed. In the event our auditor/client relationship has been terminated when you seek such consent, we will be under no obligation to grant such consent or approval.

It is agreed by The American Energy Group, Ltd. and Subsidiaries and Jones, Jensen & Company or any successors in the interest that no claim arising out of services rendered pursuant to this agreement by or on behalf of either party shall be asserted more than three years after the date of the audit report or one year after the date of termination of Jones, Jensen & Company's services whichever date occurs first.

This letter constitutes the complete and exclusive statement of agreement between Jones, Jensen & Company and The American Energy Group, Ltd. and Subsidiaries, superseding all proposals, oral or written, and all other communication, with respect to the terms of the engagement between the parties.

If this letter defines the arrangements as you understand them, please sign and date the enclosed copy and return to us. We appreciate your business.


                                   /s/   JONES, JENSEN & COMPANY
                                         Jones, Jensen & Company



Confirmed on behalf of the addressee:

/s/ BRAD SIMMONS
    Brad Simmons,
    President, The American Energy Group, Ltd.